U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Deutsche Telekom AG
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   (Last)               (First)                 (Middle)

   Friedrich - Ebert - Allee 140
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                                    (Street)

    Bonn                Germany                 53113
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
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3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
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4. Statement for Month/Year

   05/01
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [    ]   Director                             [    ]   10% Owner
   [    ]   Officer (give title below)           [x(1)]   Other (specify below)

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ]   Form filed by one Reporting Person
   [   ]   Form filed by more than one Reporting Person
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(1) Deutsche Telekom AG ("DT"), indirectly through NAB Nordamerika Beteiligungs
Holding GmbH ("NAB"), disclaims ownership of securities of Sprint Corporation ("Sprint") owned by France Telecom ("FT"), and disclaims it is a 10% owner of Sprint PCS stock. See footnote 4.

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------

FON Common Stock-Series 1            6/4/01(2)       C               87,582,197  (A)    N/A        0            (I)       (3)
-----------------------------------------------------------------------------------------------------------------------------
FON Common Stock-Series 1            6/4/01(2)       S               87,582,197  (D)    $18.525(2) 0            (I)       (3)
-----------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(2) On May 30, 2001, DT and NAB, a wholly-owned subsidiary of DT, entered into an underwriting agreement pursuant to which NAB agreed to sell to the underwriters an aggregate of 76,158,433 shares of Series 1 FON Common Stock (the "Firm Shares") for resale at a public offering price of $19.00 per share, less an underwriting discount of $0.475 per share. In the underwriting agreement, NAB also granted to the underwriters an option for up to 30 days to purchase up to an additional 11,423,764 shares of Series 1 FON Common Stock (collectively, the "Option Shares") on the same terms, solely to cover over-allotments in connection with the sale of the shares of Series 1 FON Common Stock. The underwriters exercised this option in full on May 31, 2001, and the closing of the sale of the Option Shares occurred simultaneously with that of the sale of the Firm Shares on June 4, 2001.

(3)  Through wholly-owned subsidiary, NAB.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date    Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------   Exer-   tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)        (D) cisable Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-              1 for 1  06/4/01  C(6)     87,582,197 (D)  N/A     N/A    Stock-      N/A    N/A      0             I      (5)
Series 3                                                                      Series 1
-------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-              1 for 1  N/A      N/A      N/A             N/A     N/A    Stock-      N/A    N/A      57,372,340(4) I      (5)
Series 3                                                                      Series 1
----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================

Explanation of Responses:

(4) DT holds through its wholly-owned subsidiary, NAB, 43,118,018 shares of Class A Common Stock and 35,813,331 shares of PCS Common Stock-Series 3 of Sprint, and FT holds 43,118,018 shares of Class A Common Stock and 34,441,023 shares of PCS Common Stock-Series 3 of Sprint. DT disclaims beneficial ownership of Sprint shares held by FT. The 43,118,018 shares of Class A Common Stock of Sprint DT holds through NAB can be converted into 21,559,009 shares of PCS Common Stock-Series 3 (or PCS Common Stock-Series 1) of Sprint. The 43,118,018 shares of Class A Common Stock of Sprint FT holds can be converted into 21,559,009 shares of PCS Common Stock-Series 3 (or PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 of Sprint can be converted into one share of PCS Common Stock-Series 1 of Sprint.

(5) Through wholly-owned subsidiary, NAB.

(6) Of these shares, an aggregate of 44,464,179 shares of Series 1 FON Common Stock were obtained on conversion of Series 3 FON Common Stock and an aggregate of 43,118,018 shares of Series 1 FON Common Stock were obtained on conversion of Class A Common Stock.

                          DEUTSCHE TELEKOM AG



                          BY:/s/ Kevin Copp                         6/11/01
                             -------------------------------      ----------
                            Name: Kevin Copp                        Date
                            Title: Head of International
                                   Legal Affairs

                         **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).